UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33749

Name of Issuer: RETAIL OPPORTUNITY INVESTMENTS CORP.
Exchange: NYSE Amex LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: 3 Manhattanville Road, Purchase, New York, 10577
Telephone: (914) 272-8067

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, $0.0001 par value per share;
Warrants, exercisable for Common Stock at an exercise price of $12.00 per share; and
Units, each consisting of one share of Common Stock and one Warrant.

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR240.12d2-2(a)(1)

☐	17 17 CFR240.12d2-2(a)(2)

☐	17 CFR240.12d2-2(a)(3)

☐	17 CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange[1].

☒	Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Retail Opportunity Investments Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated: November 2, 2009	By: /s/ John B. Roche
Name: John B. Roche
Title: Chief Financial Officer

Explanatory note: This voluntary delisting is a result of Retail Opportunity Investments Corp.’s pending move to The NASDAQ Stock Market LLC. Retail Opportunity Investments Corp. anticipates trading on The NASDAQ Stock Market LLC to begin on November 3, 2009.

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.